12800 Tuckahoe Creek Parkway, Richmond, Virginia 23238-1115
Phone (804) 747-0422
Keith D. Browning
Executive Vice President and
Chief Financial Officer

March 26, 2008

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:          CarMax, Inc.
Form 10-K for Fiscal Year Ended February 28, 2007
Filed April 27, 2007
Form 10-Q for the Quarter Ended November 30, 2007
Filed January 8, 2008

Dear Mr. Owings:

The purpose of this letter is to respond to your letter dated February 29, 2008, to Mr. Thomas J. Folliard, CarMax, Inc. President and Chief Executive Officer, regarding the above-referenced filings.  Throughout this letter, “we,” “our,” “us,” “CarMax,” and the “Company” refer to CarMax, Inc. and its wholly owned subsidiaries, unless the context requires otherwise.

For your convenience, we have set forth the original comments from your letter in bold and italicized typeface and appearing below them are our responses.

Form 10-K for Fiscal Year Ended February 28, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Contractual Obligations, page 32

1.  Please disclose scheduled interest payments under your revolving credit agreement in the table or in a footnote to the table.  Given that the interest rate under your revolving credit agreement is variable, you should disclose the basis for your computation of estimated interest payments.  Please also include obligations related to your defined benefit retirement plans and other non-current liabilities reflected in your balance sheet or disclose pertinent data for an understanding of the timing and amount of such obligations.  In addition, please disclose that lease obligations exclude insurance, taxes, maintenance and other costs and provide a context for readers to understand the impact of such costs on the obligations.  Refer to Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

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THE AUTO SUPERSTORE
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Mr. H. Christopher Owings
United States Securities and Exchange Commission
March 26, 2008

Interest Payments.  Future interest payments under our revolving credit agreement were excluded from the Contractual Obligations table on page 32 of our Form 10-K due to the uncertainty of forecasting expected variable rate interest payments. However, in accordance with footnote 46 to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, in future filings and assuming that this uncertainty persists, we will add a footnote to the Contractual Obligations table stating this conclusion. In addition, we disclosed in Note 9, “Debt,” to the Consolidated Financial Statements contained in our Form 10-K that we classified the outstanding balance under the revolving credit agreement at February 28, 2007 as current portion of long-term debt based on our expectation that this balance would not remain outstanding for more than one year.

Defined Benefit Retirement Plans and Other Non-Current Liabilities.  The balance related to our defined benefit retirement plans (as disclosed in Note 8, “Benefit Plans,” to the Consolidated Financial Statements contained in our Form 10-K) was excluded from the Contractual Obligations table due to the uncertainty of the schedule of future payments. However, in future filings and assuming that this uncertainty persists, we will disclose the total amount included in noncurrent liabilities related to our defined benefit retirement plans. We will also include a footnote to the Contractual Obligations table stating that there is no contractual payment schedule and that we expect payments to occur beyond 12 months.  We do not have any other non-current liabilities that would be considered contractual obligations pursuant to Item 303(a)(5) of Regulation S-K.

Lease Obligations.  We included in a footnote to the Contractual Obligations table referring readers to Note 12, “Lease Commitments,” to the Consolidated Financial Statements contained in our Form 10-K, where we provide more detail regarding our lease commitments. A footnote to the Future Minimum Lease Obligations table in Note 12 states that the capital and operating lease commitments exclude taxes, insurance and other costs payable directly by the Company, which we will amend to note that these costs vary from year to year and are incurred in the ordinary course of business.  In future filings and assuming that these conditions remain the same, we will include a footnote to the Contractual Obligations table providing this information in addition to a reference to Note 12.

Financial Statements

2.  We note your disclosure in the description of your business, properties and management’s discussion and analysis of financial condition and results of operations that you operate mega and standard (or production) superstores and satellite (or non-production superstores) and that some of your new car franchises are operated from separate stores co-located with superstores.  We also understand that your chief operating decision maker allocates resources based on consolidated financial results and financial performance of each store.  As such, please tell us why it is appropriate to aggregate mega, standard and satellite stores and new car stores as a single reportable operating segment.  Please explain in detail how your chief operating decision maker reviews the Company’s financial results in making decisions about allocating resources and assessing performance.  Please confirm, if true, that you have considered the criteria in paragraph 17 of SFAS 131, including the economic characteristics for each store format, and support your basis for aggregation into a single operating segment.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
March 26, 2008

Paragraph 10 of SFAS 131, “Disclosures about Segments of an Enterprise and Related Information,” states:

[a]n operating segment is a component of an enterprise:
(a) That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),
(b) Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and
(c) For which discrete financial information is available.

Based on the requirements of SFAS 131 and as set forth below, we have determined that CarMax operates within a single segment - automotive retailing.

CarMax’s business, whether conducted through its “production” (formerly referred to as “mega” or “standard”) or “non-production” (formerly referred to as “satellite”) superstores or through its co-located new car superstores, is the same at all locations, namely, the retail sale of vehicles.  Our primary focus is used vehicles; however, we also offer new vehicles for sale at six locations.  Related business activities, including vehicle financing, vehicle repair service, extended warranties and accessories, are integrated within and support the Company’s business.  Every CarMax store, regardless of store format, offers the same types of products and services to a common customer group, using the same systems and processes, and all of our stores, again, regardless of store format, operate in a similar regulatory environment.

We employ consistent management and marketing strategies throughout our operations. Our sales associates employ a common sales and delivery process for all retail offerings at all stores. Sales consultants handle all aspects of both used and new retail vehicle sales, vehicle financing and the sale of accessories and extended warranties.  Our sales consultants also deliver the appraisal offer on “trade-ins.”  Regardless of whether the vehicle is used or new, our sales consultants earn a fixed-dollar-per-vehicle commission.   Location general managers are responsible for all sales and service operations at their respective stores.  Location general managers report through regional managers into corporate operations management.  For management purposes, our stores are placed in one of seven regions, based generally on geography considerations, and regardless of store format.

We have considered the criteria in paragraph 17 of SFAS 131, including the similar economic characteristics of each of our store formats, as well as the facts that each of our stores sell products and services that are similar in nature, employ production processes that are similar in nature, serve a common customer group, employ similar methods to distribute our products and are subject to a similar regulatory environment.  These considerations support our basis for the aggregation of our various store formats into a single operating segment.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
March 26, 2008

Our corporate management executive committee (the “executive committee”) is our chief operating decision maker.  The executive committee is comprised of six persons: our president and chief executive officer; our executive vice president and chief financial officer; our executive vice president and chief administrative officer; our senior vice president and chief information officer; our senior vice president, marketing and strategy; and our senior vice president, general counsel and secretary.  In assessing financial performance, the executive committee reviews the Company’s consolidated financial results and store operating performance.  The executive committee allocates resources based on the Company’s financial results and the total financial performance of each CarMax store.  Resource allocation decisions, including strategic decisions regarding the deployment of capital, inventory and human resources, are made in support of the Company’s long-term growth objectives, rather than in support of the growth of any one store, region or store format.

Based upon the foregoing considerations, we have determined that it is appropriate to aggregate production, non-production and new car superstores as a single reporting operating segment.

Consolidated Balance Sheet, page 39

3.  Please tell us the items and their amounts included in deferred revenue and other liabilities for each year presented.  Please revise to state separately or disclose in the notes to financial statements any item in excess of 5% of total liabilities.  Please refer to Rule 5-02.24 of Regulation S-X.

In accordance with Rule 5-02.24 of Regulation S-X, any item in excess of 5% of total liabilities was, and in future filings will be, reported separately or disclosed in the footnotes to the financial statements. The total liability related to our pension and benefit restoration plans, which was in excess of 5% of total liabilities, included in deferred revenue and other liabilities was $55,694,000 at February 28, 2007 and was disclosed in Note 8, “Benefit Plans,” to the Consolidated Financial Statements of our Form 10-K.  The remaining balance of deferred revenue and other liabilities primarily consisted of a straight-line rent accrual and a reserve for extended service plan returns. These items were each approximately 2% of total liabilities and represented the next two largest amounts within deferred revenue and other liabilities. There were no items included in deferred revenue and other liabilities at February 28, 2006 that were greater than 5% of total liabilities.

Note 2. Summary of Significant Accounting Policies, page 42

4.  Please tell us and disclose the types of costs included in cost of sales and selling, general and administrative expenses.  We assume that you include occupancy costs, costs of reconditioning acquired vehicles, buying and appraisal costs and cost of services including those related to repair services, extended warranties and third-party financing services in cost of sales.  If otherwise please advise.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
March 26, 2008

Cost of sales includes the cost to acquire vehicles and the reconditioning and transportation costs associated with preparing vehicles for resale.  It also includes payroll expenses, fringe benefits and parts and repair costs associated with vehicle repair service.

Selling, general and administrative expenses primarily include rent and occupancy costs, payroll expenses, including payroll associated with the sale of ESPs, fringe benefits, advertising and other general expenses.

Included in “Other sales and revenues” are ESP commissions (net of a return reserve) and fees received from third party finance companies.  As disclosed in Note 2.(M), “Revenue Recognition,” to the Consolidated Financial Statements of our Form 10-K, we sell extended service plans on behalf of unrelated third parties.  Because the third parties are the primary obligors under these service plans, we recognize commission revenue at the time of sale, net of a reserve for estimated customer returns.  Similarly, as disclosed in Item 7 to our Form 10-K, we collect fixed, pre-negotiated fees from the majority of our third-party finance companies. CarMax has no recourse liability for the loans provided by third-party finance companies.

Note 4. Securitizations, page 45

5.  We note your disclosure in management’s discussion and analysis of financial condition and results of operations on page 28 that you periodically repurchase receivables from the warehouse facility and refinance them in public securitizations.  Please tell us the nature of your rights to reacquire the receivables and why those rights do not preclude sale accounting.  Please address the criteria in paragraphs 9.b and 9.c and other relevant paragraphs of SFAS 140.  Also, please explain to us how you treat your wholly owned SPE in the consolidated financial statements and the basis in GAAP for your accounting treatment.  Address the criteria in ARB 51 and/or FIN 46(R) to the extent applicable to your facts and circumstances.

Although we have periodically repurchased receivables from our warehouse facility, we have concluded that these periodic repurchases do not preclude sale accounting. The information below describes the process by which we transfer receivables to the warehouse facility and how we have assessed these transfers in the context of the relevant criteria of SFAS 140, FIN 46(R) and other U.S. GAAP literature.

The warehouse facility employs a two-step transfer to achieve isolation. The initial transfer of the receivables is to a wholly owned bankruptcy-remote special purpose entity (a “SPE”). The wholly owned SPE is consolidated in CarMax’s consolidated financial statements. This SPE then transfers undivided ownership interests in the receivables to various third party sponsored asset backed commercial paper (“ABCP”) conduits.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
March 26, 2008

The ABCP conduits have the right to pledge or exchange their interest in the receivables and no conditions exist that both constrain the ABCP conduits and provide more than a trivial benefit to CarMax. Therefore, the transfers meet the conditions of paragraph 9.b. of SFAS 140.

Although, from time to time, CarMax repurchases receivables previously transferred into the warehouse facility, CarMax has neither a right nor an obligation to do so.  In each case, these repurchases occur as the result of a separately negotiated transaction between CarMax and the ABCP conduits at the time of the repurchase. Therefore, the transfers meet the conditions of paragraph 9.c. of SFAS 140.

The ABCP conduits may be considered variable interest entities under FIN 46(R); however, CarMax is not the primary beneficiary and CarMax’s interest does not constitute a variable interest in the entities.  Pursuant to paragraph 12 of FIN 46(R), a variable interest in specified assets of a variable interest entity (such as subordinated residual interest) shall be deemed to be a variable interest in the entity only if the fair value of the specified assets is more than half of the total fair value of the entity’s assets or if the holder has another variable interest in the entity as a whole (except interests that are insignificant or have little or no variability). CarMax holds a variable interest in specified assets that CarMax transfers to the entities rather than an interest in the entity itself. The fair value of CarMax’s interests do not represent more than half of the total fair value of the entity’s assets, and CarMax has no other variable interest in the ABCP conduits.

Pursuant to paragraph 13 of FIN 46(R),  an enterprise with a variable interest in specified assets of a variable interest entity shall treat a portion of the entity as a separate variable interest entity if the specified assets (and related credit enhancements, if any) are essentially the only source of payment for specified liabilities or specified other interests. The ABCP conduits acquire interests in receivables from multiple transferors (including CarMax) and fund such acquisition by issuing commercial paper to investors.  Each transferor transfers a relatively small percentage of each ABCP conduit’s total receivables, and the commercial paper issued by each ABCP conduit is secured by all that ABCP conduit’s receivables.

6.  Regarding your disclosure under the “financial covenants and performance triggers” sub-heading on page 48, please tell us and disclose in detail the ramification of non-compliance.

Our agreements related to our warehouse facility contain various financial covenants and performance triggers, as referenced on page 48 of our Form 10-K.  Failure to maintain compliance with the these covenants or triggers would constitute a termination event pursuant to these agreements.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
March 26, 2008

If a termination event shall have occurred and be continuing, in addition to being unable to securitize additional receivables through the warehouse facility, the warehouse facility investors may:

(i)	convert rates applicable to the related net investment from commercial paper rates to a base rate plus a spread; and
(ii)           direct the warehouse facility agent to replace CarMax as servicer.

The warehouse facility agent shall also have all of the rights and remedies provided to a secured creditor or a purchaser of accounts under the Uniform Commercial Code, including, but not limited to, initiating liquidation proceedings with respect to the warehouse facility investors’ interests in the securitized receivables or any portion thereof.

In addition, if the termination event were due to the failure to satisfy certain financial covenants, the warehouse facility agent may:
(i)	instruct CarMax to begin depositing securitized receivables collections on a daily basis into a collection account held by the warehouse facility agent;
(ii)	cause CarMax to deliver executed lock-box agreements to the warehouse facility agent; and
(iii)	disqualify CarMax Auto Superstores, Inc. as an eligible provider of the warehouse facility’s hedging arrangement.

Note 7.  Income Taxes, page 49

7.  We note that deferred income tax benefits in the provision for income tax table differ from the amounts disclosed in the statements of cash flows on page 40.  Please tell us how to reconcile the amounts for each year presented.

For each year presented, the amounts shown in the consolidated statements of cash flows present the proper amount of deferred income tax benefit.  However, the provision for income tax table in Note 7, “Income Taxes”, was not properly presented due to a misclassification between the current tax provision and the deferred tax provision that resulted in a reconciling difference between Note 7 and the consolidated statements of cash flows.  The table below shows the adjustments that would be required to properly present the current and deferred income tax provisions in Note 7.

(in thousands)	Years Ended February 28
	Original FY07	Adjust	Revised FY07	Original FY06	Adjust	Revised FY06	Original FY05	Adjust	Revised FY05
Current:
Federal	$116,125	4,125	120,250	$92,488	(1,291)	91,197	$62,662	(880)	61,782
State	18,031	640	18,671	11,431	(159)	11,272	10,117	(142)	9,975
Total	134,156	4,765	138,921	103,919	(1,450)	102,469	72,779	(1,022)	71,757

Deferred:
Federal	(9,024)	(4,572)	(13,596)	(18,764)	1,325	(17,439)	(7,463)	922	(6,541)
State	(380)	(193)	(573)	(1,774)	125	(1,649)	(810)	100	(710)
Total	(9,404)	(4,765)	(14,169)	(20,538)	1,450	(19,088)	(8,273)	1,022	(7,251)
Provision for income taxes	$124,752	-	124,752	$83,381	-	83,381	$64,506	-	64,506

Mr. H. Christopher Owings
United States Securities and Exchange Commission
March 26, 2008

We believe that the adjustments noted above are immaterial to the overall consolidated financial statements.  Accordingly, we will correct the presentation of the current and deferred tax provision in Note 7 in future filings, including our Form 10-K for the fiscal year ended February 29, 2008, such that the amounts reconcile to the consolidated statements of cash flows.

Item 11.  Executive Compensation, page 63
Incorporated by reference from Definitive Schedule 14A filed April 27, 2007

8.  We note the statement at the bottom of page 15 of your Proxy Statement that the committee considers all of the named elements of compensation when evaluating executive compensation.  Please revise future filings to explain how each element and your decisions regarding that element fit into your overall compensation objectives and affect decisions regarding other elements.  As a non-exclusive example, we note that the discussion of peer companies and your percentiles within the peer group appear to exclude the realized value of equity compensation, such as the $8.8 million and $6.5 million realized by Messrs. Folliard and Dolan in 2007.  It is unclear if and how compensation excluded from the comparison factored into the committee’s analyses and decisions regarding total direct compensation and the company’s position within the peer group percentiles.

In future filings, we will explain (i) how each named element of compensation and the compensation committee’s decisions regarding each element fit into the Company’s overall compensation objectives and (ii) how decisions regarding each element affect decisions regarding other elements, to the extent that such an inter-relationship exists.

It is correct that the discussion of peer companies and the disclosed percentiles within the peer group excluded the realized value of equity compensation.  This excluded compensation was not a factor in the compensation committee’s analyses and decisions regarding total direct compensation and was not used when analyzing the Company’s position within the peer group percentiles.  The compensation committee generally considers the value of equity compensation as an element of the Company’s executive compensation program at the time of grant of an equity award, not at the time of exercise.

9.  In future filings where you address performance targets, such as the first paragraph on page 16, the second paragraph under Annual Cash Incentive Awards on page 18, and the first full paragraph on page 19, please revise to provide additional analysis regarding how you calculate performance targets.  Also, please quantify the targets and disclose how actual performance affected the compensation committee’s decisions regarding that year’s compensation.  You have not provided a quantitative or qualitative discussion of the fiscal 2007 financial or other performance targets to be achieved for your named executive officers to earn the annual incentive.  You also have not included the fiscal 2008 targets.  To the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed

Mr. H. Christopher Owings
United States Securities and Exchange Commission
March 26, 2008

explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion.  You indicate that you have exceeded the financial performance target in each of the last three years, but you have not stated clearly how difficult it is to achieve the target level of performance.  If disclosure of the performance-related factors would cause competitive harm, please discuss further how difficult it will be for you or the named executive officer to achieve the target levels or other factors.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

In future filings where we address performance targets, we will provide additional analysis regarding how we calculated performance targets for completed fiscal years.  We will also quantify the performance targets and disclose how actual performance affected the compensation committee’s decisions regarding a completed fiscal year’s compensation, provided that the performance target utilized is earnings per share, as was the case in fiscal 2007 (to the extent that we employ different performance targets in the future, we will need to evaluate whether the disclosure of such targets would result in competitive harm to the Company).  Accordingly, in our 2008 Proxy Statement, we will quantify our performance targets related to fiscal 2008 and discuss how actual performance affected the compensation committee’s decisions regarding fiscal 2008 annual cash incentive award compensation.

In future filings, we will provide performance target information for future or incomplete fiscal years to the extent it could affect a fair understanding of our named executive officers’ compensation for the last completed fiscal year.  Target information for fiscal 2008 was neither related to nor in any way material to an understanding of fiscal 2007 compensation.

Item 13.  Certain Relationships and Related Transactions, page 63
Incorporated by reference from Definitive Schedule 14A filed April 27, 2007

10.  In future filings please revise to include disclosure of all related person transactions.  We note the statement on page 36 that Mr. Sharp received administrative support services valued at $137,934 during fiscal 2007.

In future filings, we will include disclosure of all related person transactions.  The Commission’s comment suggested that the administrative support services that the Company provided to its former chairman, Mr. Sharp, should have been disclosed as a related person transaction.  Instruction 5.b. to Regulation S-K Item 404(a) states that “[d]isclosure of compensation to a director need not be provided pursuant to paragraph (a) of this Item if the compensation is reported pursuant to Item 402(k).”  The Company disclosed the payment of administrative support services to Mr. Sharp in its “Non-Employee Director Compensation in Fiscal 2007” table on page 36 and, therefore, did not also disclose such payment as a related person transaction pursuant to Regulation S-K Item 404.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
March 26, 2008

Form 10-Q for Fiscal Quarter Ended November 30, 2007

Financial Statements

Note 4.  Securitizations, page 7

11.  You disclose under the “continuing involvement with securitized receivables” sub-heading on page 9 that no servicing asset or liability has been recorded.  Please tell us when you adopted SFAS 156 which was effective for fiscal years beginning after September 15, 2006.  Please also tell us why you have not recognized servicing assets or liabilities subsequent to the effective date of SFAS 156.

As disclosed in Note 4, “Securitizations,” to the Consolidated Financial Statements of our Form 10-K for the year ended February 28, 2007 and in our Form 10-Q for the quarter ended November 30, 2007, we have not recognized a servicing asset or a servicing liability because the benefits CarMax receives for servicing the receivables are deemed adequate compensation.  In reaching our conclusion, we considered paragraph 62 to SFAS 140 (as amended by SFAS 156), which states that “the initial measure for servicing may be zero if the benefits of servicing are just adequate to compensate the servicer for its servicing responsibilities.”  Paragraph 364 of SFAS 140 defines adequate compensation as the amount of benefits of servicing that would fairly compensate a substitute servicer should one be required, which includes the profit that would be demanded in the marketplace. In addition, we considered the guidance found in Question No. 78 from the SFAS 140 Implementation Q&A, which states that “a servicing contract that entitles the servicer to receive benefits of servicing just equal to adequate compensation, regardless of the servicer’s own servicing costs, does not result in recognizing a servicing asset or a servicing liability. A servicer should record an asset if the benefits of servicing exceed adequate compensation and a liability if the benefits of servicing are less than adequate compensation.”

Unlike in the mortgage industry, servicing rights for prime automobile loans are not regularly traded in the marketplace; however auto loan securitizations typically include a separate contract for servicing.  CarMax receives a monthly servicing fee of 1/12 of 1.00% of the applicable receivables aggregate balance in exchange for servicing the receivables.  CarMax reviewed the servicing fees in prime automobile securitizations and determined that 1/12 of 1% is equal to the fee typically found in the market and the amount that would fairly compensate a substitute servicer should one be required.

Although SFAS 156 amended SFAS 140, it did not affect the guidance as it relates to evaluating whether or not a servicing asset or liability should be recognized at the time the receivables are transferred.  Accordingly, the adoption of SFAS 156 on March 1, 2007 did not have any impact on the Company’s consolidated financial statements.

* * * * *

Mr. H. Christopher Owings
United States Securities and Exchange Commission
March 26, 2008

CarMax acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or further comments, please contact the undersigned at (804) 747-0422 x2969.

Very truly yours,

/s/ Keith D. Browning

CarMax, Inc.
Keith D. Browning
Executive Vice President and
Chief Financial Officer

cc:           Thomas J. Folliard,
President and Chief Executive Officer

Eric M. Margolin,
Senior Vice President,
General Counsel and Secretary